ADDENDUM TO

INVESTMENT MANAGEMENT AGREEMENT

This Addendum dated January 1, 2008, is to the Investment Management Agreement made as of May 24, 1994, as amended May 1, 2006 and August 1, 1995, (the “Agreement”) by and between Franklin Strategic Series, a Delaware statutory trust (the “Trust”), on behalf of Franklin Strategic Income Fund (the “Fund”), series of the Trust, and Franklin Advisers, Inc., a California corporation, (the “Manager”).

WHEREAS, both the Manager and the Trust wish to revised the investment management fee schedule of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on December 3, 2007.

     NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

     A.     For purposes of calculating such fee, the value of the net assets of the Fund shall be the net assets computed as of the close of business on the last business day of the month preceding the month in which the payment is being made, determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of the Fund’s shares, all as set forth more fully in the Funds’ current prospectus and statement of additional information. The annual rate of the management fee shall be as follows:

0.625% of the value of net assets up to and including $100 million;

0.500% of the value of net assets over $100 million and not over $250 million;

0.450% of the value of net assets over $250 million and not over $7.5 billion;

0.440% of the value of net assets over $7.5 billion and not over $10 billion;

0.430% of the value of net assets over $10 billion and not over

$12.5 billion;

0.420% of the value of net assets over $12.5 billion and not over $15 billion;

0.400% of the value of net assets over $15 billion and not over $17.5 billion;

0.380% of the value of net assets over $17.5 billion and not over $20 billion;

0.360% of the value of net assets over $20 billion and not over $35 billion;

0.355% of the value of net assets over $35 billion and not over $50 billion; and

0.350% of the value of net assets in excess of $50 billion.

IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

FRANKLIN STRATEGIC SERIES
on behalf of Franklin Strategic Income Fund

By: /s/ Karen L. Skidmore

      Karen L. Skidmore

Title:     Vice President and Secretary

FRANKLIN ADVISERS, INC.

By:/s/ Edward B. Jamieson

     Edward B. Jamieson

Title:     President and Chief Investment Officer